UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

(Translation)

Monterrey, N.L., Mexico, December 15, 2008

NATIONAL BANKING AND SECURITIES COMMISSION (CNBV)

VICEPRESIDENCY FOR STOCK MARKET SUPERVISION

GENERAL DIRECTORATE FOR MARKET SUPERVISION

Rafael Colado Ibarreche

Chief Supervisor of Issuers

The National Banking and Securities Commission (CNBV) requested, through its Order 151/13332/2008 dated November 25, 2008, that all issuers on the Mexican Stock Exchange, including Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (known as OMA), disclose as a supplement to their third quarter earnings report any operations involving positions in financial derivatives, whether to increase profitability or to hedge specific risks.

OMA reports, as a supplement to its third quarter 2008 earnings report, that as of September 30, 2008, the Company holds no positions in financial derivatives. As a result, we are hereby not reporting any qualitative or quantitative information with respect to the request of the above mentioned CNBV order.

“Financial derivative instruments” include those considered in Article 2, section XIV of the Capital Markets Law (Ley del Mercado de Valores) as well as those defined in Bulletin C-10 “Derivative Financial Instruments and Hedging Operations” and Bulletin C-2 “Financial Instruments” that are part of the Financial Information Norms issued by the Mexican Council for the Research and Development of Financial Information Norms.

Yours truly,

/s/ Victor Humberto Bravo Martín

Chief Financial Officer

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: December 16, 2008